UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ADDITIONAL INFORMATION WITH RESPECT TO CERTAIN AGENDA ITEMS

FOR THE ANNUAL SHAREHOLDERS’ MEETING OF

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

The items listed below will be proposed to the shareholders of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Company”) for consideration at its Annual General Ordinary Shareholders’ Meeting to be held at 9:00 am on the 24th day of April, 2009 in the Conference Room on the 8th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, Mexico.

V.	Allocation of net income, increase reserves and declaration of dividends, if any. Resolutions in this regard.

PROPOSAL FOR MAXIMUM AMOUNT TO BE USED

DURING THE 2009 FISCAL YEAR FOR SHARE REPURCHASES

In order to continue the operation of the Company´s share repurchase program, the Chairman of the Board of Directors will present the following proposal to the shareholders of the Company for approval:

•	Allocation of up to Ps.400,000,000 for share repurchases of Series B shares to be used during the 2009 fiscal year.

CASH DIVIDEND PAYMENT PROPOSAL

In accordance with current dividend policy, the Chairman of the Board of Directors will present the following proposal to the shareholders of the Company for approval:

•	The approval of a dividend payment in the amount of Ps.400,000,000 in accordance with the current dividend policy, which shall be applied against fiscal year 2008 net income.

VI.	Ratification of the members of the Board of Directors and designation of the Chairman of the Special Committee. Resolutions in this regard.

The Chairman of the Board of Directors will propose the ratification of the current Members of the Board of Directors:

BOARD OF DIRECTORS

Directors	Title	Director Since
Bernardo Quintana Isaac	Chairman and Director	December 21, 2005
José Luis Guerrero Álvarez	Director	December 21, 2005
Sergio Fernando Montaño León	Director	December 21, 2005
Luis Fernando Zarate Rocha *	Director	September 22, 2000
Alonso Quintana Kawage *	Director	March 14, 2003
Jean Marie Chevallier *	Director	December 13, 2006
Jacques Follain *	Alternate Director	December 13, 2006
Luis Guillermo Zazueta Domínguez	Independent Director	October 2, 2006

Alberto Felipe Mulás Alonso	Independent Director	October 2, 2006
Salvador Alva Gómez	Independent Director	October 2, 2006
Manuel Francisco Arce Rincón	Independent Director	October 2, 2006
Fernando Flores Pérez	Independent Director	April 29, 2007
Manuel De La Torre Meléndez	Secretary (not a member of the Board of Directors)	March 5, 2007

* Appointed by SETA.

Bernardo Quintana Isaac. Mr. Bernardo Quintana Isaac has been the Chairman of our Board of Directors since December 2005. Mr. Quintana has been Chairman of the Board of Directors of Empresas ICA, S.A.B. de C.V. since December 1994 and was Chief Executive Officer of ICA from December 1994 through December 2006. Previously, Mr. Quintana served as Executive Vice President and Vice President of ICA Tourism and Urban Development and as Director of Investments of Banco del Atlántico. Mr. Quintana currently serves as a board member of several Mexican companies, including CEMEX, S.A.B. de C.V. and GRUMA, S.A.B. de C.V. Mr. Quintana is also a member of Mexico’s National Council of Businessmen, a member of the Board of Trustees of the Universidad Nacional Autónoma de México and Chairman of the Board of Fundación ICA, A.C. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autónoma de Mexico and a Masters in Business Administration from the University of California at Los Angeles. Mr. Quintana is the father of fellow Director Alonso Quintana Kawage.

José Luis Guerrero Álvarez. Dr. José Luis Guerrero Álvarez has been a member of our Board of Directors since December 2005. Dr. Guerrero became Chief Executive Officer of Empresas ICA, S.A.B. de C.V. effective January 1, 2007 and is a member of ICA’s Board of Directors. Previously, he was Executive Vice President and Chief Financial Officer of Empresas ICA. For the past 28 years, Dr. Guerrero has held various positions in the finance, administration, divestment, real estate, manufacturing and business development areas of Empresas ICA. Before Empresas ICA, Dr. Guerrero served as the Planning Director of Combinado Industrial Sahagún, the Technical Director of Roca Fosforica Mexicana and held various other positions in Mexico and abroad. Dr. Guerrero holds a Diploma D’Ingenieur I.S.M.C.M. from Institut Superieur des Materiaux et de la Construction Mechanique of Paris, and an M.S. and Ph.D. in engineering from the University of Illinois at Urbana-Champaign.

Sergio Fernando Montaño León. Mr. Sergio F. Montaño León has been a member of our Board of Directors since December 2005. Mr. Montaño is member of the Board of Directors and Executive Vice President in charge of administration of Empresas ICA, S.A.B. de C.V. Since 1972, Mr. Montaño has served in various capacities in the management and finance areas of several companies within the Empresas ICA group. Previously, Mr. Montaño held various management positions with such Mexican companies as Trebol S.A. de C.V. and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de Mexico, a Masters degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México. Mr. Montaño has been a member of the Mexican Institute of Financial Executives since 1997.

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Luis Fernando Zárate Rocha. Mr. Luis Fernando Zárate Rocha has been a member of our Board of Directors since September 2000. Mr. Zárate is also a member of the Board of Directors and an Executive Vice President of Empresas ICA, S.A.B. de C.V. Mr. Zárate oversees housing operations and overseas business development for Empresas ICA, as well as the operations of the airport operator SETA. Mr. Zárate has been affiliated with Empresas ICA for over 36 years, during which time he has worked in business development as well as heavy construction and infrastructure projects. Mr. Zárate is also a member of the Board of Directors of Fundación ICA, S.C. Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autónoma de México, where he has been a professor of engineering since 1978.

Alonso Quintana Kawage. Mr. Alonso Quintana Kawage has been a member of our Board of Directors since March 2003. Mr. Quintana is a member of the Board of Directors of Empresas ICA, S.A.B. de C.V. and has served as that company’s Chief Financial Officer since January 1, 2007. Since joining Empresas ICA in 1994, he has served the company in various capacities, including positions in its construction, corporate finance and project finance areas. In the finance group, Mr. Quintana has overseen various transactions, including those relating to the financing of a bond and syndicated credit for the El Cajon Hydroelectric Project, a bond for the Corredor Sur project in Panama, a long-term loan financing for the Irapuato-La Piedad highway public-private partnership, various public offerings by Empresas ICA in the international capital markets and Aeroinvest’s acquisition in 2005 of Series B shares currently representing 35.3% of our capital stock. Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a Masters in Business Administration from the Kellogg School of Management at Northwestern University. Mr. Quintana is the son of the Chairman of the Board of Directors, Mr. Bernardo Quintana Isaac.

Jean Marie Chevallier. Mr. Chevallier has served since December 2006 as Chairman of the Board and Chief Executive Officer of Aéroports de Paris Management (ADPM), the Aéroports de Paris (ADP) subsidiary that manages its overseas airports investments and operations. Previously, he was ADP’s Director of Planning for both Paris-CDG and Orly airports. He joined ADP in 1978 and until 1990 worked extensively on planning and engineering consulting for large overseas airport projects, including Jakarta-Cengkareng, Osaka-Kansai, Seoul-Incheon and more recently Dubai-Al Maktoum. Promoted to Vice-President in 1993, he was successively in charge of the Engineering Division, International Affairs and the CDG airport Facilities Division. Mr. Chevallier is a chartered civil engineer from Ecole Nationale des Ponts et Chaussees (Paris, 1968). Mr. Chevallier is a member and former Chairman of the ACI World Safety and Technical Committee and a member of the US TRB Airport Compatibility Committee. Mr. Chevalier is Member of the Boards of Directors of several companies that operate airports in Belgium, Jordan, and Mauritius.

Jacques Follain (Alternate Director for Jean Marie Chevallier). Mr. Follain is Managing Director of Aéroports de Paris Management (ADPM). Mr. Follain joined the Aéroports de Paris Group in 1998 and has played a key role in the development of ADP as an international airport operator in China, Mexico, Egypt, Jordan, Belgium and Algeria. Prior to joining ADP, Mr. Follain held several positions in L’Oreal starting in 1987, including heading its Mexico subsidiary, sales and marketing manager for Europe in the International Department, and responsibility for setting up the management information systems of the professional division. He also worked for six years as an organizational consultant at Arthur Andersen Consulting (Accenture). Mr. Follain is an aeronautical and telecommunications engineer, with degrees from the Ecole Nationale Supérieure des Constructions Aéronautiques (Toulouse), École Nationale Supérieure des Télécommunications (Paris) and a Masters degree from Stanford University.

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Luis Guillermo Zazueta Dominguez. Mr. Luis Guillermo Zazueta Dominguez has been a member of our Board of Directors since December 2006. In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters. He is also on the Board of Directors of Seguros Argos S.A. de C.V., ANA Automóvil Club de Mexico, A.C., Almacenadora Gomex and Astered Union de Credito. He is a member of the College of Certified Public Accountants and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit, the Mexican Social Security Institute, INFONAVIT and the Federal District. Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

Alberto Felipe Mulás Alonso. Mr. Mulás has been a member of our Board of Directors since December 2006. Mr. Mulás currently serves on the Boards of Directors of several companies, including Empresas ICA, S.A.B. de C.V., Acciones y Valores de México (Accival) S.A. de C.V., a broker dealer subsidiary of Citigroup, Urbi Desarrollos Urbanos S.A.B. de C.V., one of Mexico’s largest housing developers, Cydsa, S.A.B. de C.V., and Sociedad Hipotecaria Federal, S.N.C., Mexico’s government-owned housing development bank. Since January 2003, he has been the managing director of CReSE Consultores, S.C., a consulting firm that specializes in corporate finance, corporate governance and strategic planning. In January 2001, former President Vicente Fox appointed Mr. Mulás as national housing coordinator, with the responsibility of preparing and executing Mexico’s national housing strategy. In this role, Mr. Mulás created, among others, Mexico’s National Housing Commission, and served as its first Commissioner and a member of the Cabinet through December 2002. From 1999 to 2001 Mr. Mulás was Mexico Managing Director at Donaldson, Lufkin & Jenrette Securities Corp. He has also been Country Manager for Lehman Brothers and a vice-president at JP Morgan. Mr. Mulás received a degree in chemical engineering from the Universidad Iberoamericana and a Masters in Business Administration from the Wharton School at the University of Pennsylvania.

Salvador Alva Gómez. Mr. Salvador Alva has been a member of our Board of Directors since December 2006. Mr. Alva has worked for PepsiCo for 24 years. He was the President of PepsiCo Latin America and a member of the PepsiCo Executive Committee. Mr. Alva currently serves as a member of the Boards of Directors of Porcelanite Lamosa, 7-Eleven and Chapa Distribution Group, and the “EXEB” Businessmen’s Foundation for Basic Education. Mr. Alva is also a member of CEAL, the Latin America Businessmen’s Association and serves on the Board Trustees of the John Langdon Down Foundation. He is Chairman of AMECE, the Mexican Association of Electronic Commerce. Within PepsiCo, Mr. Alva served as Chairman of Gamesa-Quaker and General Manager for Latin America of the Alegro International division; he also held several positions at Cervecería Moctezuma. He holds a degree in chemical engineering from the Universidad Nacional Autónoma de México and a Masters in Business Administration from the Universidad de las Américas.

Manuel Francisco Arce Rincón. Mr. Manuel F. Arce Rincón has been a member of our Board of Directors since December 2006. Since 1995, Mr. Arce has been Managing Director and Partner at Grupo Consultor ACM, S.C., where he advises a wide range of clients in the public and private sectors. For more than 30 years he has also served on the Board of Directors of many government-owned and private sector companies, including several companies listed on the Mexican Stock Exchange. He is also an independent Board of Directors member of more than 35 investment funds. In the public sector, Mr. Arce worked at the Federal Electricity Commission, the Coordinación de Abastos y Distribución and Servicios Metropolitanos S.A. Since 1966, he has been a professor at the Universidad Nacional Aut’onoma de México. Mr. Arce graduated with honors from the Universidad

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Nacional Autónoma de México and holds a Masters in Business Administration from Columbia University.

Fernando Flores Pérez. Mr. Fernando Flores Pérez has been a member of our Board of Directors since April 2007. He is also a member of the Board of Directors of Empresas ICA S.A.B. de C.V. He is also Chairman of the Board of Directors of GW Publishing, S.A. de C.V., which produces and markets the Spanish-language editions for Mexico, Latin America, and the United States for the ESPN sports network~~.~~ Mr. Flores is Founder and Managing Partner in EFE Consultores, S.C., a strategic planning consultancy. In February 2009, Mr. Flores became a Senior Counselor at A.T. Kearney. During the government of Vicente Fox, he served as Executive Director and Chairman of the Board of the Mexican Social Security Institute (IMSS) from October 2005 until December 2006. From December 2004 to October 2005, he was Undersecretary of Labor, Security, and Social Security at the Ministry of Labor and Social Security. Mr. Flores joined Compañia Mexicana de Aviación in 1991 and served as Law and Administration Director from 1995 until 2004, when he became Executive Director and Chairman of the Board of Directors of the Compañia Mexicana de Aviación and Executive Vice president of Holding CINTRA, a company that was listed on the Mexican Stock Exchange. Mr. Flores has also served as Executive Director of Aerovías de Mexico (AeroMexico) from March to December 2004. From January 1997 to January 2000, he was the Chairman of the National Air Transportation Chamber. Mr. Flores holds a law degree from the Universidad Iberoamericana, and in 2004 he received the “Gold Master in Executive Leadership” award from the Executive Leadership Forum in Spain.

Manuel De La Torre Melendez. Mr. De La Torre has been the Secretary of the Board of Directors since March 2007. He has served as OMA’s General Counsel since January 2004. Prior to joining OMA, Mr. De La Torre was a senior associate at Thacher, Proffitt & Wood LLP, where he advised a variety of corporate clients with a particular focus on labor law. Mr. De la Torre is a professor of labor law and procedural labor law at the Instituto Tecnológico Autónomo de México and holds a law degree, magna cum laude, from the Universidad Nacional Autónoma de México. He is a member of the Mexican Bar Association and a plenary member and head of the Mexico chapter of the Latin American Association for Aeronautical and Space Law. He has also carried out studies in aeronautical and space law at McGill University, the University of Leiden, and Daniel Webster College, and he is the author of the First Aeronautical Code for Latin America.

SPECIAL COMMITTEE WITH AUDIT, CORPORATE PRACTICES, FINANCIAL

AND PLANNING FUNCTIONS

The Mexican Securities Law and the ByLaws of the Company provide that the Board of Directors may receive assistance from one or more Special Committees, created directly by the Board of Directors or by the Chief Executive Officer, in order to carry out the functions that the Law and the ByLaws of the Company assign to the Board of Directors with respect to audit and corporate practices.

Currently, there are two Special Committes, a Corporate Practices Committee and an Audit Committee, both of which have been supporting the Board of Directors in carrying out its responsibilities, and providing opinions on various matters as requested by the Board of Directors.

Considering the complexity of the projects that are being undertaken by the Company, which involve financial and planning matters, the Board of Directors decided to unify in a single Special Committee the current Audit and Corporate Practices functions and to confer on the committee additional responsibilities for financial and planning matters, all of which functions are to be exercised

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jointly, in order that the Board of Directors may take decisions with the support of an intermediate body.

Based on the foregoing considerations, the Chairman of the Board of Directors will propose to shareholders one of the Independent Directors as a Chairman of the Special Committee, who should accomplish with the fulfillments of independence, experience, abilities and professional prestige in accordance with Articles 25, 26 and 43 of Mexican Securities Law.

VII.	Discussion and approval, if so approved, of a proposal to pay remuneration to members of the Board of Directors and the Special Committee. Resolutions in this regard.

COMPENSATION FOR THE DIRECTORS AND

MEMBERS OF THE SPECIAL COMMITTEE

The Chairman of the Board of Directors of the Company will present the following proposal for the compensation of Directors and Members of the Special Committee to the shareholders of the Company for approval:

•

The Chairman of the Board of Directors of the Company will propose to shareholders the payment of Ps.40,000 as compensation to each member of the Board of Directors, Permanent Guests, and Board Secretaries that attend Board meetings and Committee meetings for each meeting at which they are present, as well as an additional fee for the Independent Directors of US$250, or its equivalent in national currency, for every hour that they dedicate outside of the meetings, for the analysis and review of the documentation of the corresponding session in addition to the ordinary hours devoted to prepare for and participate in Board meetings.

*       ***

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 6, 2009